Exhibit 1
INTEROIL CORPORATION
Annual Meeting of Holders of
Shareholders of
InterOil Corporation (the “Issuer”)
June 23, 2008
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

General Business		Outcome of
Vote
1.	The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed: Phil E. Mulacek, Christian M. Vinson, Roger N. Grundy, Gaylen J. Byker, Edward Speal and Donald R. Hansen	passed

2.	The appointment of PricewaterhouseCoopers, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting at a remuneration to be fixed by the directors	passed